Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

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June 20, 2023

VIA EDGAR

Mr. Matthew Derby

Ms. Kathleen Krebs

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ECARX Holdings Inc.

Registration Statement on Form F-1

Filed May 12, 2023

File No. 333-271861

Dear Sir/Madam,

On behalf of our client, ECARX Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 9 , 2023 on the Company’s registration statement on Form F-1 filed on May 12, 2023.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the registration statement on Form F-1 (the “Registration Statement”) via EDGAR with the Commission. The Company has included page references in the Registration Statement where the language addressing a particular comment appears. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

June 20, 2023

Registration Statement on Form F-1

Prospectus Summary

Permission Required from the PRC Authorities for Our Operations, page 6

1.	Please clearly state whether the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies apply to the current offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 to page 6 of the Registration Statement.

Information Incorporated by Reference, page 55

2.	We note that you incorporate by reference certain information set forth in Item 5 of Form F-1. Please note that you are not eligible to incorporate by reference on Form F-1 until three years after the completion of your business combination. Refer to General Instruction IV.D.1(b). Please revise to include the required information within your Form F-1 registration statement. For further guidance, refer to the March 31, 2021 Staff Statement on Select Issues Pertaining to Special Purpose Acquisition Companies.

In response to the Staff’s comment, the Company has revised the overall disclosure accordingly and included the required information in the Registration Statement.

*          *          *

Securities and Exchange Commission

June 20, 2023

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Ziyu Shen, Chairman of the Board of Directors and Chief Executive Officer, ECARX Holdings Inc.

Ramesh Narasimhan, Chief Financial Officer, ECARX Holdings Inc.

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Oliver Xu, Partner, KPMG Huazhen LLP